Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yahyn, Inc.
25 sundial Ave suite 406
Manchester, NH 03103
www.yahyn.com

Up to $106,964.34 in Common Stock at $72.42
Minimum Target Amount: $9,993.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Yahyn, Inc.
Address: 25 sundial Ave suite 406, Manchester, NH 03103
State of Incorporation: DE
Date Incorporated: May 23, 2019

Terms:

Equity

Offering Minimum: $9,993.96 | 138 shares of Common Stock
Offering Maximum: $106,964.34 | 1,477 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $72.42
Minimum Investment Amount (per investor): $217.26

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*:

$500 and receive 15% off your first wine order at Yahyn.com

$1,000 and receive 20% off your order and have a Somm led personal zoom explain your wines plus 5% Bonus shares

$5,000 and receive 1 Yahyn Somm picked case of wine (6 bottles) as well as 10% bonus shares

$35,000 and receive a private wine dinner for 4 plus 10% bonus shares

$100,000 and receive a private wine dinner for 10 at a Napa vineyard

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Yahyn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $72.42/share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $7242. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The three-tiered system prevents wineries from selling directly to consumers, increasing wine prices and gouging sales returns. Yahyn bypasses that by allowing the global wine community to buy directly from vineyards and wine producers, cutting out the middleman.

Yahyn's BTC marketplace also integrates seamlessly with vineyard and wine producer's current inventory systems to display their catalog of wines for our community. This business model means that vineyards can sell to a larger audience with a much higher margin and consumers can find a far broader selection that is on average +20% cheaper per bottle.

Founded in 2013 as a virtual humidor company called Puro Trader, LLC, the company converted to a C Corp, Puro Trader, Inc. in 2021 that focused on tobacco sales and humidor sales. In 2021, the company to develop its wine business Yahyn. The company raised its first funding round in 2019 and changes its name to Yahyn, Inc. in 2022. The Yahyn virtual wine store brand started development in 2019 and launched in 2021. The Puro Trader, Inc. original business is now a separate business entity and the two entities simply share the same founder. This offering is exclusively for Yahyn, Inc. and the Yahyn products. No funds from this offering will go to Puro Trader, Inc. which is a separate entity.

Chief Executive Disclosure

The Company's CEO currently also has two other roles. He is the founder and owner of Puro Trader, Inc. the prior business which was spun out, and also works as. Sales Director for Snowflake. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Competitors and Industry

Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

The wine landscape has a few players in the digital landscape, however none of them approach wine the same way.

Winc: Winc is a wine subscription company that focuses on a younger wine consumer where budget is a critical selling point. Winc offers a “palate survey” to help customers match with wines however this is largely marketing driven, as Winc offers a limited amount of wines. Their technology is a marketing exercise and is based on subjective measures as opposed to Yahyn’s Y-Score which is based on objective measures. Winc produces its own wines, known in the industry as White Labeling. This makes Winc both a producer and digital retailer. This is a DTC subscription play where Winc must accurately produce the amount of wine for the subscription base. They have overhead and inventory carry costs that Yahyn does not.

Wall Street Journal Wine club: The WSJ Wine Group is a higher end wine club aimed at an older and more affluent demographic. They curate and purchase wines from the “three tiered system” and pass that on to their network of subscribers. This is a traditional wine subscription based company where the model relies on their branding and knowledge to curate wines to their customers. They have all the same hurdles with cost of inventory carry, product insurance and other overhead costs.

First Leaf: First Leaf is a wine subscription company that focuses on a younger and under-educated wine consumer where budget is a critical selling point. First Leaf curates the wine that they choose to sell from lesser known brands that are looking for market exposure. First Leaf offers a “palate survey” to help customers match with wines. Their technology is a marketing exercise and is based on subjective measures as opposed to Yahyn’s Y-Score which is based on objective measures. First Leaf leverages their large audience to buy wines at under cost as a “marketing expense” to the vineyards. This is often difficult for vineyards to sell wine to First Leaf at a loss to be justified as a marketing offset. This is a DTC subscription play where First Leaf must accurately predict the amount of wine for the subscription base. They have overhead (rent, insurance, warehouse staffing) and inventory carry costs that Yahyn does not.

Bright Cellars: Bright Cellars is a direct competitor to Winc. They use Palate Quiz which is not based on science or objective measures the way Yahyn’s Y-Score is. Bright Cellars offers people a low introduction cost however their monthly cost is hidden until the discount window ends. Bright Cellars offers a “palate survey” to help customers match with wines. Their technology is a marketing exercise and is based on subjective measures as opposed to Yahyn’s Y-Score which is based on objective measures. Bright Cellars disingenuously offers wines to its customers without telling them that they, Bright Cellars is the producer. This is another case of White Labeling wine. Please see this review site referencing the customer experience.

Wine.com: Wine.com is the oldest and largest traditional e-commerce company in the US. They purchase their wines through the “three tired system” which means they carry the same inventory that every brick and mortar retailer and grocery store offers.

This means that their customers are more price sensitive as they have more price competition per bottle. Wine.com experiences the traditional challenges that any e-comm company has; they have overhead costs including warehouse rent, inventory insurance, cost of carry, accurate product purchasing concerns and additional staffing requirements.

Drizzly: Drizzly is an on demand delivery service that brings wine, beer and spirits to your door. They were recently acquired by Uber. Drizzly sources their inventory from local participating retailers, which, in-turn, only carry alcohol purchased through one of the two largest distributors ("three tiered system"). Their value model is based solely on convenience, as price and selection are set by the distributors and retailers.

*Yahyn does not consider Drizzy a competitor as they are a delivery service.

Vivino: Vivino originally started by licensing a third party's OCR technology and applying to wine labels. This allowed for users to learn more about the wine by taking a picture on their smart phone. They have added to that tech stack by licensing ABBYY's OCR technology more recently. After Vinvino grew their user base, which in turn grew the amount of wines that users reviewed on the app, Vivino added e-commerce to market back to their users. Vivino sources their inventory from a limited variety of sources: a handful of retailers provide the bulk of their inventory selection. Vivino also directly buys wine from vineyards, holds inventory and sells it to their user base in a more traditional e-commerce model. This carries with it all the normal hurdles; overhead cost including rent, inventory insurance warehouse, cost of carry, over purchasing product concerns and additional staffing requirements. A small percentage of their digital inventory is sourced from vineyards directly similar to Yahyn's model. This makes Vivino our closest competitor. One of the ways we are distinctly different is how we generate wine recommendations. Yahyn uses two paths: Our Artificial Intelligence science based Y-Score or through chatting with our Sommelier staff. Vivino relies on user generated reviews to help their user base select the best wines. We believe that the logic here is flawed. Overwhelmingly wine consumers state that they are not experts in wine and often swayed by brand names and bottle aesthetics. We believe that this leads to "bad data in, bad data out" recommendation and user experience.

Total Wine: Total Wine started as a traditional big box retailer with approximately 210 stores nationwide. Total Wine purchases their inventory wholesale through the "three tiered system" and marks up the product to retail prices and sells that inventory through their retail stores. Given their size in the market they have meaningful pricing power within that system. More recently they have approached the e-commerce space; however they lack expertise in this space and have been slow to innovate and lack skills in digital marketing, fulfillment and shipping logistics.

Wine Library: Wine Library started a single location wine retail shop and was one of the first to launch an e-comm store back in the late 1990's by the son of the owner Gary Vaynerchuk. He was the first to leverage the power of social media to drive e-comm sales. Wine Library, very similar to any other brick and mortar retailer. They have a high cost of inventory that they must carry, selection is limited to what their distributors carry. Yes, they can largely only carry inventory from/thru the "three tiered system". Which means the only levers they can pull to add value to digital customers is customer service and price and selection are mute.

Current Stage and Roadmap

Our system of integrated producers and consumers is built and fully functional. Currently, we have 30+ merchants, most wineries, and over 10k+ in items as compared to a grocery store which typically lists 1500 wines or our largest competitor Wine.com which boasts 15k listings. Our marketing is refined and our metrics are solid.

Currently, our website/platform is fully functional and active. Our application is in development and scheduled for release towards the end of the second quarter of 2022.

Our future road map is to raise this current round, complete our app, and use the rest to drive eyeballs to the site.

The Team

Officers and Directors

Name: Pierre Rogers

Pierre Rogers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Chairman of the Board
  Dates of Service: August 29, 2019 - Present
  Responsibilities: Vision setting and executive management of the organizations. Full-time position ultimate responsible party for the corporation but focusing his time on company vision, investor relations, executive management, set salary at $175k which has been waived for the funding round, and a total of 7,335 options awarded which will be fully vested by 2023. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Other business experience in the past three years:

- **Employer:** Alumni Ventures Group
  Title: Head of Intermediary Distribution
  Dates of Service: January 01, 2018 - October 01, 2019
  Responsibilities: External sales of Venture Capital products to Financial Investment Firms

Other business experience in the past three years:

- **Employer:** Puro Trader, Inc.
  Title: Seed Investor / Founder
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Pierre is the founder of the largest Peer to Peer cigar trading platform in the world for the worlds rarest and most collectible cigars. This business is separate from Yahyn's business. He currently focuses the majority of his time on Yahyn and Yahyn is his full time role however he is still an investor in Puro Trader.

Other business experience in the past three years:

- **Employer:** Snowflake
  Title: Sales Director
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Snowflake is unique because of our cloud-built architecture that delivers the performance, concurrency, simplicity and flexibility required for a modern cloud data platform. Pierre is a Sales Director of snowflake.

Name: Joshua Leavitt

Joshua Leavitt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Director
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Head of Financial Operations. Full time position, board director and head of finance, senior executive manager: $150k salary which has been waived for the funding round and a total of 5,770 options awarded which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Alumni Ventures Group
  Title: SVP of Finance
  Dates of Service: January 01, 2016 - March 01, 2019
  Responsibilities: Head of Financial Operations

Name: Stu Bossom

Stu Bossom's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Business Development
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Stu is the head of the Sell side of our business (bringing on new merchant partners and establishing new relationships within the industry). Salary $85k with a total of 1,139 in options awarded which will be fully vested by 2024.

Other business experience in the past three years:

- **Employer:** Dangerous Import Group, LLC
  Title: President
  Dates of Service: January 01, 2011 - June 01, 2021
  Responsibilities: All aspects of operating a business which imports wine into the United States for sale in the 3 tier system

Name: Robert Bousquet

Robert Bousquet's current primary role is with New Leaders, LLC. Robert Bousquet currently services up to 40 hours as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Robert oversees all development of our platform and technical designs. Robert was awarded 6,388 option of which approximately 4k are fully vested with the remainder being fully vested upon the launch of the Yahyn Mobile app.

Other business experience in the past three years:

- **Employer:** New Leaders, LLC
  Title: President and Founder
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Robert Manages the work of a software and technical development team providing services to many high end clients

Name: Jonathan Cooper

Jonathan Cooper's current primary role is with Evolution Ventures. Jonathan Cooper currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Evolution Ventures
  Title: Managing Partner
  Dates of Service: June 01, 2013 - Present
  Responsibilities: Management and oversight of a Venture Capital shop

Name: Tod Nestor

Tod Nestor's current primary role is with Energy Focus Inc. Tod Nestor currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Energy Focus Inc
  Title: President and COO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Executive leadership

Other business experience in the past three years:

- **Employer:** Tailgate Dogs & Sausages
  Title: Chairman of the Board
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Co Founder and senior governance leader

Name: Pam Hamlin

Pam Hamlin's current primary role is with York Creative Collective. Pam Hamlin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** York Creative Collective
  Title: President
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Senior Leader of the collective (an investment group and start up accelerator)

Name: Chris 'Ludacris' Bridges

Chris 'Ludacris' Bridges's current primary role is with Kidsnation. Chris 'Ludacris' Bridges currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Responsible for general governance of the corporation, meeting at least once per quarter to review results. Board was awarded 2k options each which will be fully vested by 2023.

Other business experience in the past three years:

- **Employer:** Kidsnation
  Title: President
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Founder and Chief executive of the record lable

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Preferred Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Yahyn, Inc was formed on May 29, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yahyn, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that DTC Wine and Alcohol is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Alcohol Beverage Regulatory Concerns
All of our products are alcoholic beverages and therefore are heavily regulated by municipal, state, and national governments. We rely on various licenses to sell our products and these licenses can be revoked if we fail to follow specific guidelines. If we lose any of our licenses, it will be difficult for us to sell in specific regions.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supplier
A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company.

Industry/Wine
The current wine market growth could slow or stop in the future which may adversely effect the company.

Industry Specific Risks
Alcohol Beverage Regulatory Concerns: All of our products are alcoholic beverages and therefore are heavily regulated by municipal, state, and national governments. We

rely on various licenses to sell our products and these licenses can be revoked if we fail to follow specific guidelines. If we lose any of our licenses, it will be difficult for us to sell in specific regions. Suppliers: A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company. Industry/Wine - The current wine market growth could slow or stop in the future which may adversely affect the company, though the trend to DTC wine sales has been exponentially growing y/y for the past 5 years. (Souce, SVB state of the Wine Report 2020)

The Company's CEO currently has multiple roles with other entities.
The Company's CEO currently also has two other roles. He is the founder and owner of Puro Trader, Inc. the prior business which was spun out, and also works as. Sales Director for Snowflake. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pierre Rogers	71,892	Common Stock	37.87%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Seed Convertible Note - Jon Cooper. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,477 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 110,830 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years.

The amount outstanding does not include these 50,000 shares.

Preferred Stock

The amount of security authorized is 500,000 with a total of 41,058 outstanding.

Voting Rights

Preferred Stock votes on an as converted to Common 1:1 basis

Material Rights

Preferred Stock has a 1.25x liquidation preference.

Seed Convertible Note - Jon Cooper

The security will convert into Preferred stock and the terms of the Seed Convertible Note - Jon Cooper are outlined below:

Amount outstanding: $195,000.00
Maturity Date: December 10, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $3,000.00
Conversion Trigger: Completion of the Seed Extension round $1M

Material Rights

There are no material rights associated with Seed Convertible Note - Jon Cooper.

What it means to be a minority holder

As a minority holder of Preferred shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
Type of security sold: Equity
Final amount sold: $380,000.00
Number of Securities Sold: 12,667
Use of proceeds: Initial build out
Date: May 29, 2019
Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
Type of security sold: Equity
Final amount sold: $295,000.00
Number of Securities Sold: 6,647
Use of proceeds: Continued funding of operations
Date: January 20, 2020
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $563,093.00
Number of Securities Sold: 12,688
Use of proceeds: Continued Operations
Date: May 05, 2020
Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
Final amount sold: $150,000.00
Use of proceeds: Continued Operations
Date: January 01, 2020
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

YE2021 Compared to YE2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statement and our accountant completes a financial review of those statements.

Revenue

2021 was an incredibly successful year for the Company as we experienced record revenues and unit sales. Global 2021 revenues, at final count, are expected to exceed $250,000, up more than 500% from 2020. This increase in sales was due primarily to 2020 being our 'Building Year' (where we finished and first launched the platform, developed SOPs, and laid the framework for rapid scaling without a corresponding growth in expenses), and 2021 which was our 'Scaling Year' (the year we refined our roughly laid out SOPs and leveraged the work from the prior year to grow). This improved performance was primarily driven by two factors: We had built and refined both our platform and our integration technology to onboard merchants quickly and connect those listings to our partners at Tastry: These improvements allowed us to go from 3,500 SKUs in 2020 to over 10k SKUs by YE2021. Additionally, we refined our marketing models and technics which launched a highly aggressive digital marketing campaign that we began in March of 2021.

Cost of sales

The cost of sales in 2021 is expected to be approximately $13,000 in the fiscal year 2021, down approximately $9,000 from 2020's cost of sales of $21,840. These savings reflect both better negotiation with our merchant processing partners as well as the removal of costs associated with PuroTrader.com and its curated services program, which was spun off in 2020 as a separate entity.

Gross margins

We expect gross profit in 2021 to be approximately $250,000 up from a 2020 approximate gross profit of $22,000, an increase of almost 1,028%. We expect gross margins as a percentage of revenue to hold consistent at 5% of Gross Revenue on an ongoing basis.

Expenses

We expect 2021 expenses to be approximately $1.3M, down $300,000 from expenses of $1.6M in 2020. The bulk of this reduction in expenses is due to a significant reduction in development costs for the build of the platform and integration technologies.

Historical results and cash flows:

Historical cashflows are not representative of our ability to grab a meaningful piece of a $25B + (and rapidly accelerating) market of DTC wine and alcohol sales. Our financials represent the work to build this new concept and make it work; our future revenues are based on driving customers to our site.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, we have approximately $20k in cash on hand with backstops in place from our CEO, CFO, and lead investor.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are focused primarily on driving sales on the platform. We are also raising a private placement round of $1M from strategic investors over the next 45-60 days.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary to keep the doors open; our engine works and works well, we generate sales and have supports in place to continue to grow. These funds are to rapidly scale our business and exponetially grow our customer base

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum we can expect to operate for at least 6-8 months without any significant growth in our sales. Most likely, even our minimum will generate our sales such that we are covering our $50k, bottom end burn rate

How long will you be able to operate the company if you raise your maximum funding goal?

So long as we hit our maximum raise we are confident that Yahyn will be a fully capitalized, ongoing operation with sufficient revenues to be self supported by operations while generating sufficient cash flow for future investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Private investors and crowd funding sources. Along side this crowdfunding campaign we are finalizing an earlier round with a handful of committed investors in a private offering at the earlier $10M valuation and a $70.06 price per share. These investors made their committments in early January and are committed to be invested by March 31st, otherwise, their offer expires

Indebtedness

- **Creditor:** Soroosh Kiani
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025

- **Creditor:** Joshua Leavitt - CFO (Via Dark Matter Associates)
  Amount Owed: $150,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** Pierre Rogers (Via Sunju LLC)
  Amount Owed: $178,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** SBA - EIDL
  Amount Owed: $152,482.00
  Interest Rate: 3.75%
  Maturity Date: July 01, 2030

Related Party Transactions

- **Name of Entity:** Joshua Leavitt
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Leavitt has loaned the company $150,000.
  Material Terms: Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

- **Name of Entity:** Pierre Rogers
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Rogers has loaned the company $178,000.
  Material Terms: Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

Valuation

Pre-Money Valuation: $10,999,728.96

Valuation Details:

Our valuation for this round is based on the following key components.

1. Our team

a. Both our executive team and our board are comprised of individuals with deep and highly successful track records spanning a range of business while encompassing:

i. A combined total of over 80 years in the alcohol business

ii. A successful entrepreneurial history comprising of a combined 30+ exits

b. This team and just the idea of Yahyn was valued by the market at our founding at $4M, then $5M valuation before we even had a platform launched, even closing several hundred thousand dollars in bridge funding at a $10M valuation last year.

2. Since our founding, we have:

a. Built, launched, tested, and refined our platform and brand

b. Successfully demonstrated our ability to reduce our CAC (primarily through digital spend) from $132 to $44 over the past year.

c. Driven exponential sales growth through our marketing campaigns which we expect to continue at our current pace well into 2023

d. Established a historical relationship with Tastry to bring personalized wine ratings direct to the consumer, removing the need to rely on distant 'wine experts'

e. Launched our chat service which is staff solely by level 2 sommeliers or higher who act as our front line customer service and sales team

f. Launched our Biz Dev unit, lead by Stu Bossom (30+ years in the wine industry)

g. Have a massive import initiative which will bring high-quality wines from around the world that have never before been sold here beginning this Summer.

Given where we were two years ago, our current trajectory, the projects we have launched and looking alongside valuations of similar companies at similar stages, we feel this valuation is more than appropriate.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding warrants and other securities with a right to acquire shares are exercised; and (iii) the 50,000 shares reserved for the equity incentive plan are not included in the fully diluted shares outstanding number. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $195,000.00 in Convertible Securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Additional StartEngine Platform Fees*
  96.5%
  The compensation and fees payable to StartEngine include (1) a $10,000 fixed services fee, payable from the first disbursement of funds to the Company from escrow and (2) additional fees ranging from 3.5% to 9.5% of the total amount of investments raised in the offering, payable from disbursements of funds at each applicable closing. The minimum variable fee of 3.5% increases (i) by 4% for any investment amounts paid by credit card and (ii) by an additional 2% for any investments involving international payments.

If we raise the over allotment amount of $106,964.34, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  56.5%
  This will fund our digital ad spend and marketing campaign to drive customers to Yahyn

- *Research & Development*
  30.0%
  This will be used to build out some additional functions to our websites and build out a full function app

- *Operations*
  10.0%
  This will be used to add some additional customer service and data staff to the corporate office

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.yahyn.com (www.yahyn.com/report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yahyn

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yahyn, Inc.

[See attached]

I, Pierre Rogers (Print Name), the CEO (Principal Executive Officers) of Yahyn, Inc (Company Name), hereby certify that the financial statements of Yayn, Inc (Company Name) and notes thereto for the periods ending January 1, 2020 (beginning date of review) and December 31, 2022 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending 2021 the amounts reported on our tax returns were total income of ($1M+); taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2022 (Date of Execution).

Pierre Rogers (Signature)

CEO (Title)

April 29, 2022 (Date)

YAHYN, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2020

YAHYN, INC
Index to Financial Statements
(unaudited)

YAHYN, INC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

	Total	
	As of Dec 31, 2021	As of Dec 31, 2020
ASSETS		
Current Assets		
Total Bank Accounts	$ 10,334.19	$ 17,845.01
Total Accounts Receivable	$ 6,953.98	$ 0.00
Total Other Current Assets	-$ 1,192.03	$ 8,594.83
Total Current Assets	$ 16,096.14	$ 26,439.84
Total Fixed Assets	$ 4,192.00	$ 4,192.00
Total Other Assets	$ 34,494.00	$ 34,494.00
TOTAL ASSETS	$ 54,782.14	$ 65,125.84
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	$ 662,591.44	$ 269,613.99
Total Other Current Liabilities	$ 1,051,022.43	$ 738,444.70
Total Current Liabilities	$ 1,713,613.87	$ 1,008,058.69
Total Long-Term Liabilities	$ 220,000.00	$ 220,000.00
Total Liabilities	$ 1,933,613.87	$ 1,228,058.69
Total Equity	-$ 1,878,831.73	-$ 1,162,932.85
TOTAL LIABILITIES AND EQUITY	$ 54,782.14	$ 65,125.84

YAHYN, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

	Total	
	Jan - Dec 2021	Jan - Dec 2020
Total Income	$ 259,845.16	$ 43,064.87
Total Cost of Goods Sold	$ 13,407.29	$ 21,224.48
Gross Profit	$ 246,437.87	$ 21,840.39
Expenses		
Total Dues & Subscriptions	$ 43,919.72	$ 51,225.65
Finance Charges	19,465.40	20,580.50
Total HR	$ 415,940.89	$ 460,696.41
Insurance	16,693.86	6,093.29
Interest Expense		8,035.00
Legal & Professional Fees	3,000.00	25,776.15
Marketing		
Advertising and digital spend	177,085.90	276,754.96
Marketing Expenses	27,160.44	8,166.00
Total Marketing	$ 204,246.34	$ 284,920.96
Meals and Entertainment	1,911.13	5,696.15
Office Expenses	525.42	18,072.40
Rent or Lease	32,498.18	28,573.34
Repair & Maintenance	900.00	
Sales Commissions	12,899.79	
Shipping and delivery expense	25,576.53	5,263.07
Subcontractors	549,370.99	696,134.25
Supplies		309.03
Taxes & Licenses	159.00	323.00
Travel	6,222.94	11,788.14
Utilities	1,688.73	3,246.93
Total Expenses	$ 1,335,018.92	$ 1,626,734.27
Net Income	-$ 1,088,581.05	-$ 1,463,185.88

YAHYN, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

	Treasury Stock | Shares	Treasury Stock | Amount	Preferred Stock | Shares	Preferred Stock | Amount	Common Stock | Shares	Common Stock | Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
NNING BALANCE, JANUARY 1, 2021	20,000	$ (24,980)	25,553	$ 26	110,741	$ 111	$ 984,044	$ (2,224,417)	$ (1,265,216)
Employee Equity Award	-	-	-	-	3,720	71	-	-	$ 71
Issuance of Common Stock - Net Capital Rai	-	-	-	-	414	41	29,005	-	$ 29,046
Issuance of Stock	-	-	6,948	69	3,381	33	495,000	-	$ 495,102
Net loss	-	-	-	-	-	-	-	(1,088,581)	$ (1,088,581)
NG BALANCE, DECEMBER 31, 2021	**20,000**	**$ (24,980)**	**32,501**	**$ 95**	**118,256**	**$ 256**	**$ 1,508,049**	**$ (3,312,998)**	**$ (1,829,578)**

YAHYN, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

		YE Dec 31, 2021		YE Dec 31, 2020
OPERATING ACTIVITIES				
Net Income		-1,088,581.05		-1,463,185.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	708,388.06	-$	714,860.71
Net cash provided by operating activities	-$	380,192.99	-$	5,240.00
Net cash provided by financing activities	$	372,682.17	$	734,439.46
Net cash increase for period	-$	7,510.82	$	14,338.75
Cash at beginning of period		17,845.01		3,506.26
Cash at end of period	$	10,334.19	$	17,845.01

NOTE 1 – NATURE OF OPERATIONS

Yahyn, Inc. was formed on May 19, 2019 ("Inception") in the State of DE. The financial statements of Yahyn, Inc.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Manchester, NH

Yahyn, Inc. The Company builds and manages website designed to create an online marketplace for third part sellers of restrict brands. The Company's headquarters are located in Manchester, New Hampshire. The Company's mission is to provide the best available price discovery mechanism alongside the larges available inventory options to consumers for hard to find, restricted brands. The Company is designed for the sales of premium cigars and is currently in operation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of wine on its platform Yahyn.com

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NH state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – CASH AND CASH EQUIVALANTS

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

NOTE 4 - CONVERTIBLE NOTES

Convertible notes payable amounted to $195,000 at December 31, 2020. The convertible notes mature (and/or) convert on December 1, 2021. Convertible notes payable have an interest rate of 8% per annum. Convertible notes payable have conversion rights into preferred stock. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes payable and all accrued and unpaid interest on the notes shall automatically convert into fully paid and non-assessable shares of the preferred stock issued in such Qualified Financing at a conversion price equal to 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing. Qualified Financing is defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 (including all proceeds from the incurrence of indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. In the event of a change of control, the outstanding principal amount of all notes payable, plus all accrued and unpaid interest, in each case that has not otherwise been previously converted into equity securities, shall be due and payable immediately prior to the closing of such change of control, together with a premium equal to 50% of the outstanding principal amount to be prepaid. The Company has not yet established a class of preferred stock and consequently, there are no additional rights or terms available to such debt holders.

As of December 31, 2021, the Company has recorded $32,275 in accrued interest.

NOTE 5 – NOTES PAYABLE

Debt consisted of the following at December 31, 2021

EIDL Loan; Interest at 3.75% per annum, maturing in July 2030, monthly payment of $797 beginning July 2022), uncollateralized	$152,482
Less: Current Portion of Notes Payable	-
Long Term Portion of Notes Payable	$152,482

Maturity of the Note Payable is as follows:

December 31, 2022	$ 1,389
December 31, 2023	2,857
December 31, 2024	2,966
December 31, 2025	3,078
Thereafter	142,192
	$152,482

NOTE 6 – SBA PPP Loan

In 2020, the Company received loan proceeds of $132,756 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note. This loan is currently in the process of being forgiven which is expected to finalize by Summer 2022

NOTE 7 – STOCKHOLDERS' EQUITY

Treasury Stock
During 2020, the board of directors authorized a purchase of twenty thousand (20,000) shares of the Company's common stock, in exchange for a note payable to the seller in the amount of $25,000).

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.01. As of December 31, 2021 the company has currently issued 110,830 shares of our common stock.

Preferred Stock
We have authorized the issuance of 100,000 shares of our preferred stock with par value of $0.01. As of December 31, 2021 the company has currently issued 41,048 shares of our preferred stock.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 50,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, 7,101 shares have been issued under the Plan.

NOTE 8 – RELATED PARTY TRANSACTIONS

Since inception, a related party has provided loans to the Company valued at $328,030 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year. During 2020, the Company entered into a buyback agreement with a shareholder to buy back 20,000 shares of common stock in exchange for a note payable in the amount of $25,000. This note carries 5% interest and is payable on demand under one of two conditions occurring:

(1)the Company closes an aggregate of $750,000 in financing in its Seed Extension Round, or (2) The Company achieved positive cash flow from operations and has cash reserves in excess of $200,000. As of December 31, 2021, the Company has recorded $1,912 of accrued interest on this note.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $170,000 in equity in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Start Engine, Inc. (the
"Intermediary" aka "Start Engine"). The Intermediary will be entitled to receive a 5% commission fee and listing fee of $10,000.

Managements Evaluation

The Company has evaluated subsequent events through April 27, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Yahyn

MATCH. BUY. DRINK


YAHYN
Discover The Perfect Wine For YOU

Website Website | Manchester, NH | E-COMMERCE | FOOD & BEVERAGE

Yahyn has created a marketplace in the wine sector that completely disrupts the established "three-tiered" distribution system. We believe in bucking antiquated protocols and challenging the archaic way wine is shared and enjoyed.

$7,944 raised

$564,824 previously crowdfunded

19 Investors	$11M Valuation
$72.42 Price per Share	$217.26 Min. Investment
Preferred Shares Offered	Equity Offering Type
$107K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- Right Time - There's a massive shift in consumer buying habits to purchase alcohol online (partially due to COVID). Digital wine sales have exploded within the past three years.
- Right Place - Wine sales legislation has softened up and opened the opportunity to disrupt distribution through digital sales.
- Right People - Our team is a diverse group of industry veterans with startup-through-exit experience.

OVERVIEW

A B2C marketplace for wine, leveraged by AI

Wine is one of the most timeless and special products adults consume. Why is the process of getting the wine to the consumer the opposite?

Wine is best aged, but the distribution must be modernized.


IT'S A MATCH!
Y 98%
INTRODUCING YAHYN
A Business-To-Consumer Digital Wine Marketplace developed to help find the perfect bottle of wine for YOU at the best price possible.

This fully working platform is a live site, which integrates inventory in real-time. We stand out by utilizing AI technology, including the AI Tastry Y-Score matching program. Yahyn has digital Sommeliers on deck to help customers with their wine questions. Our customers can choose from +12,000 bottles, and there are more vineyards added every week.

Rewards

Get rewarded for investing more into Yahyn:

$217+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment

Tier 1

Invest $500 and receive 15% off your first wine order at Yahyn.com

$1,000+ Investment

Tier 2

$1,000 and receive 20% off your order and have a Somm led personal zoom explain your wines plus 5% Bonus shares

$5,000+ Investment

Tier 3

$5,000 and receive 1 Yahyn Somm picked case of wine (6 bottles) as well as 10% bonus shares

$35,000+ Investment

Tier 4

$35,000 and receive a private wine dinner for 4 plus 10% bonus shares

$100,000+

Investment

Tier 5

$100,000 and receive a private wine dinner for 10 at a Napa vineyard


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Stu Bossom leads our business development team, and consistently adds additional vineyards (foreign and domestically).

And the demand they are seeing from our vineyard partners?

It's unprecedented.

Much of their work involves managing inbound inquiries.

We're lucky ducks. Vineyards in a post-COVID world see the value of having a digital distribution channel. Their perspective drives our cost of customer acquisition to nearly zero for adding new vineyards.

THE PROBLEM

We believe the traditional system is a lose-lose for everyone

Wine producers are forced to sell their product wholesale into a three-tiered distribution system, from **Producer** to **Wholesaler** to **Retailer**.

Let's break down why this bogs down everyone.

It is our belief that wine producers have virtually no shot in traditional retail distribution. To sell in any state, they must meet the regulatory burden of each state's compliance and permitting requirements. These requirements must be in place before their first sale in every state.

There are three top distributors that are privately held. They control almost half of all wine and spirits sales.

Based on our research, vineyards must compete heavily on price and volume to get a distributor. This leaves U.S. consumers to access only 11% of the wine made in their own country! And here's the kicker, if you include foreign wineries, that access translates to less than .5% of the total wine market.


The Three Tier System Is Detrimental To The U.S Made Wine Sales
9%
U.S-Made Wine accounts for 9% of total global wine market

Source: Statista

Have you ever looked at a wine list and couldn't recognize most names on the list?

You won't recognize the majority of vineyards if you go to wine country, either. That's because you'll never see those names at your local retailer.

The craftsmen and women who make these amazing wines also lose out. They make very little margin per bottle, and consumers are charged a fortune for our favorite wines. The powerful middlemen, who thrive in the three-tiered system, make all the margin.

How is this system is beneficial to domestic wineries?

With Yahyn, wineries make higher margins while the consumer saves (and sips) from a broader inventory.

THE MARKET

$89 billion market with a lucrative shift in consumer behavior

The wine market is valued at $89 billion. Anyone competing in the wine market would be pleased to hear those numbers.

In our view, we've got an edge over them though... It's the exponentially growing rate of online wine sales.

12% of wine sales are done online, and it's rising. There has been a massive consumer behavioral shift. Consumers are moving away from expensive brick-and-mortar products and switching to low-priced products on convenient digital platforms.

Direct-to-consumer wine sales peaked in November 2021. The total value for the month was more than $604 million. That's 17% higher than the previous year's rate (November 2020). The total volume also increased 3% over the same 12 months.


$89B
Total Addressable Market
$11B
Online DTC
Sales 2020
$2.7B
Online DTC
Sales 2019

Source; Source.

We believe this is a massive opportunity. Yahyn is ready to capture the benefits as consumers continue to demand the convenience and savings of digital shopping. We're the only platform democratizing access to the wine market by creating a digital platform.

The main competitors are standard e-commerce players who buy products through the traditional system, store products in a warehouse, and ship to customers. They have attractive margins, high cost of inventory, "cost of carry" risks, and massive overhead. Their inventory isn't as special and boundless as ours! It comes from the four common distributors in the space.


COMPETITIVE LANDSCAPE
E-COMMERCE
Yahyn
Wine.com
WineLibrary
Vivino
TotalWine
Drizly
DTC
3-TIER
Winc
Firstleaf
WSJ Club
SUBSCRIPTION

Others buy wine in bulk from grape producers, white-label it, charge a monthly subscription fee and send a monthly allocation. They become the producer and retailers. This model produces poor quality wine, a margin dependent on lowering costs of goods sold, and inconsistent product year over year.

We leverage our tech stack to help wine producers sell more products without increasing costs. It doesn't matter if it's 100 or 100,000 bottles, our costs don't increase. Yahyn is built to scale infinitely without incurring a correlated increase in expenses.

THE SOLUTION

Empowering wineries and consumers by positively disrupting distribution

Forget three tiers. Just subtract one! Now you've got Yahyn's two-sided system.

Our platform positively disrupts the traditional system of wine distribution by integrating with vineyards in real-time through custom APIs. This drives DTC success.



1
User lands on homepage
2
User chats with Yahyn Sommeliers
2
User takes AI Palate Survey
3
User adds to cart
4
Transaction processed through platform
5
Vendors pull, pack and ship.
6
Community builds trust with a review process
7
User receives order, creating a happy loyal customer!

Like Uber in the transportation industry, we're creating a new system. It's a simplified, no-brainer process that empowers our two customers: wine producers and consumers.

We're still upholding the regulatory and compliance burden for wineries, vineyards, retailers, and distributors. We've just bypassed that painstaking process by building it directly into the platform. Boom.

Vineyard partners can access back-end features that support multiple compliant shippers, tax collection, reporting, and remittance. Our wineries can be up and selling across the Yahyn platform quickly, legally, and easily.

Wine consumers' eyes go wide while browsing our inventory. We've got everything from the popular brands to the undiscovered boutique winemakers.

The best part? There are no middlemen involved.

The Yahyn platform uses a custom API into the producer's POS and inventory management system. This allows them to sell digitally. Consumers come to the platform and seamlessly choose from over 12,000 SKU's. We drive maximum LTV with two methods: Tastry's AI recommendations and our Sommelier's chat service.

Yahyn's business model is to be a "vineyard first" company. We make money when the wine producers sell a bottle on the platform. The merchant risks nothing and holds their inventory since there's no cost to carry it. This keeps our overhead very low and we charge 20% of whatever is sold. We call this our Yahyn success fee.



Tastry's AI Recommendations
Sommelier Chat Service

OUR TRACTION

$100K gross sales MRR achieved and 30% of user base are repeat customers

Yahyn caught the attention of fin-tech writers at Forbes, CNBC Tech, Yahoo Finance, and more. We have more than 12,000 different SKUs and are targeted to hit 25,000 by Q2 of 2022.



Forbes CNBC yahoo! finance

That will make us one of the largest wine stores in the world. Pretty cool, right? That milestone is made possible by our dedication to democratizing access to the wine market.

We've already surpassed the $100k gross sales MRR mark, with the user growth to match. Our user base is growing at +38% month-over-month. Repeat users make up nearly 30% of our total user base. Partnerships with Studio Beverage Group are also in full swing. They allow Yahyn to bring in foreign wineries into the US market.

We're also proud to be the official wine supplier and have a relationship with Worth Avenue Yachts. It's the largest Yacht chartering service in Miami, Florida.


$100K
Surpassed in Gross Sales
+38%
User Base Growth M-O-M
30%
Repeat Customers
Partnerships
STUDIO BEVERAGE GROUP
tastry
Worth Avenue Yachts

WHY INVEST

We aim to be a disruptor in the wine industry

Think of what Amazon did to the book publishing world! We believe we can be that type of disruption to the wine world.


WE BELIEVE YAHYN IS POSITIONED TO BECOME ONE OF THE TOP PLATFORMS THAT WINERIES NEED TO SELL WINE AT SCALE

We've already changed the game for foreign wine producers. They finally have a legal and compliant way to sell direct-to-consumer into the largest wine-consuming market in the world. Millions of wine producers from all over the world can finally sell into the US.

This is a radical departure from traditional wine sales and distribution. We believe it is similar to the level of disruption that Airbnb represented to the hotel market.

The wine business has a total addressable market of nearly $89 billion. This space has minimal competitors and a swell of demand.


The Time is Just Right!
Wineries have been hesitant to move to digital, and are now being forced to pivot! Yahyn is the easy answer!

We also know consumers demand digital convenience, selection, and price. COVID has only accelerated the shift to digital. It's showing no signs of stopping.

Yahyn's team has the experience, know-how, and conviction to flourish in this space.

- Combined 70 years of experience in the wine distribution space
- History of multiple exits
- Board of directors from senior executives to celebrities

Wine is meant to be shared. When you screw off the cap and jimmy out the cork, you usually pour it out to a cluster of glasses.

It never made sense to us. How could something so special be so segregated? We set out to redefine the distribution system of wine and improve the producer and consumer experience. We're proud of our strides and milestones in those areas, but we're just getting started.

An investment in Yahyn is an investment in the livelihoods of dedicated wineries and the palettes of everyday wine lovers. Together, let's expand the possibilities of the phrase "I just found my new favorite wine."

Join us!



We appreciate your support!
Lets Connect!

Q3 2015 — Founder Pre Seed Investment

Founder invests $250,000

Q3 2019 — Evolution Ventures Pre Seed

Evolution Ventures Invests $500,000 in a pre seed round

Q1 2020 — New board member and begining of external operations

Chris Bridges joins the board, Yahyn begins its initial outreach to Vendor Merchants

Q2 2020 — Early operations expand

April, on boarded first 5 vineyards and launch Yahyn MVP, May Platform integration (CRM, Avalara, Shipstation), June started digital advertising

Q3 2020 — Continued Operations

July, Launched initial crowdfunding round, integrated 2 large retail partners. August, hired our VP of Business Development and our Project Manager. Sept, Official Yahyn launch, CAC $293

Q4 2020 — Continued Operations

Oct, Onboarded 20 new vineyards, Nov, launched our Somm Chat service, hired a data scientist, integrated Paypal and Applepay. Dec, Major improvements to our search functionality, CAC $235

Q1 2021 — Continued Operations

Jan, launched Y score in conjunction with Tastry, Feb added 30 new vineyards, surpassed 10k SKUs on the platform, Marc Rob Weiss and Schuyler Hoverstein joined Board of Advisors, CAC $162

Q2 2021 — Continued Operations

April, launched first NFT, listed on Wine Searcher, hired 2 additional Business Dev Reps, June launched corporate giving program, community reach exceeds 1 million, CAC 44.50

In the Press

CNBC · alexaBlockchain · AP · Forbes · NEWSBREAK · NH Business Review · Nasdaq · businesswire

SHOW MORE

Meet Our Team



Joshua Leavitt

Co Founder & CFO

Leavitt is a serial entrepreneur who most recently served as SVP of finance and operations in the development of Alumni Ventures Groups back end systems, facilitating its hyper growth phase. Previously he served as a lead auditor and tax accountant for Rowley and Associates, a mid-market corporate CPA firm and Sr. Corporate Analyst for Performance Sports Group.



Pierre Rogers

Founder & CEO

Youngest SVP at Columbia Management (Asset Management arm Bank of America) before airlifting sales and distribution team to Prudential Asset Manager. Rogers is a serial entrepreneur, having started and/or sat as a board advisor on 4 previous companies with Head of Business Development, Intermediary Distribution, and Alternative Asset manager prior to founding PuroTrader/Yahyn.

Pierre currently also has two other roles. He is the founder and owner of Puro Trader, Inc. the prior business which was spun out, and also works as. Sales Director for Snowflake. Pierre's primary role is with Yahyn, he currently spends approximately an hour a week on Puro Trader, Inc., and 5 hours per week on his role with Snowflake. His goal is to dedicate himself full-time to Yahyn as the company continues to grow.



Stu Bossom

VP of Business Development

With over 20 years of experience in the wine business, Stu leads Yahyn's business efforts. After a successful career with internet advertising giant DoubleClick, Bossom went to work in the wine industry. He initially joined a leading South American importing company, spending the next eight years learning all he could about wine and the highly regulated import and distribution process involved in bringing a product to market. He then branched out to form his own importing company, bringing South American and European wines to the U.S., later venturing into the spirits market. Wine is not just a part of Bossom's career, it is his passion.



Robert Bousquet

CTO

Bousquet was the lead developer behind SaaS company Appfolio.com, now a publicly traded company. Robert developed Procore, a project management software company founded in 2003. Procore had revenues of $289.2 million, and 1.3 million users in 2019. Senior Developer for Lookout.com, with a $1B+ valuation, Lookout is deployed on over 180 million mobile devices. With 155 patents and analysis of over 100 million mobile applications. He was the first employee at Groupsite.com.



Jonathan Cooper

Board Member and Direct

Jon Cooper is our principal investor, serial entrepreneur with 20+ years of experience. Most recently, he was the Founder and CEO of Ebbu, LLC having completed a successful exit through the acquisition of Ebbu by Canopy Growth Corporation.



Tod Nestor

Member of the Board of Directors

Nestor is the former CFO at Bacardi who integrated the acquisition of Grey Goose Vodka. Senior Treasury Analyst and Finance Manager PepsiCo. Former CFO of Fairway Market large scale Grocery chain.



Pam Hamlin

Member of the Board of Directors

Pam Hamlin is currently the President of York Creative Collective, where she leads the strategy and operations of York Creative Collective. Former Global CEO of Arnold Global Network. Prior to Arnold, Pam was the Managing Partner and Director of Client Services at Leonard/Monahan. She currently serves on the boards of the Cambridge Trust Company, Netra, Inc. and the Massachusetts Women's Forum.



Chris 'Ludacris' Bridges

Member of the Board of Directors

Ludacris is the founder of his own record label, "Disturbing the Peace", an imprint 3distorted by Def Jam Recordings. He is the co-owner of Conjure Cognac liquor. Owner of "Chicken N Beer" restaurant in Atlanta. Founder and creator of Karma's World.



Jack Ambriz

Director of Marketing

Jack has spent many years in the branding and marketing space. He has been responsible for creating brand images and strategy for luxury spirit brands House of Carbonadi, Louis XIII Cognac, Taittinger Champagne, and many other luxury lifestyle brands such as VanDutch Yachts, Gulfstream Aviation, Pagani Automobile, and other recognized car brands. He now applies those talents to building the Yahyn image and community.

Offering Summary

Company : Yahyn, Inc.

Corporate Address : 25 sundial Ave suite 406, Manchester, NH 03103

Offering Minimum : $9,993.96

Offering Maximum : $496,583.94

Minimum Investment Amount (per investor) : $217.26

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 138

Maximum Number of Shares Offered : 6,857

Price per Share : $72.42

Pre-Money Valuation : $10,999,728.96

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*:

$500 and receive 15% off your first wine order at Yahyn.com

$1,000 and receive 20% off your order and have a Somm led personal zoom explain your wines plus 5% Bonus shares

$5,000 and receive 1 Yahyn Somm picked case of wine (6 bottles) as well as 10% bonus shares

$35,000 and receive a private wine dinner for 4 plus 10% bonus shares

$100,000 and receive a private wine dinner for 10 at a Napa vineyard

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Yahyn, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $72.42/share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $7242. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

How does +650 new bottles of wine sound?

2 days ago

Huge Yahyn update!

Another one!! Quick announcement that we have brought Divino Cellars onto the platform. After integrating their inventory in they Yahyn, this adds an additional +650 SKU's! We have seen in the past that every time we bring in a broader inventory it has driven an increase sales. We march one step closer to being the largest wine store in the world!



More wine is always a good day!! Cheers!

They want in... and Yahyn has the key

15 days ago

The US spends and average of $66.8bn per year on wine, making us the largest purchaser of wine in the world. Which means for the ten's of thousands of wineries located outside the US they are desperate to get their amazing wines here.

Under the current process this is no easy task. Which is why when a consumer goes to the grocery store or wine store, the foreign wine section is so limited. The team at Yahyn asked why it has to be so difficult and unreasonable...

Yahyn has officially launched a program to allow wineries a program to launch their wine within the US. We are excited to announce our first containers of wine have "hit the water" and are inbound to the US. This is a MASSIVE game changer to how wine is distributed and sold in the US. This will change the world of wine forever. Watch this space!

Coming in HOT!

16 days ago

We are adding new vineyards and wineries all the time! I want to introduce you to a couple of recent additions to the platform;

Component Wine, this amazing wine founded by a former 30 under 30 Forbes winner. This wine focus on a single grape varietal in its purest form. No blending here, just the best that varietal of that vintage has to offer! Check them out here!

9 Suns winery is a multi generational vineyard past down thru generations. Outside of Yahyn this wine is ONLY sold at two restaurants, they both happen to be 3 Michelin Star'd restaurants; The French Laundry and Meadow Wood. Two of the finest restaurant in the world. You can learn more about their wine here.

Yahyn gives these wine makers the ability to reach a far broader audience, while giving our customers access to wine they have never had access to before. Thats the power of this platform!

Timing is everything!

21 days ago

Back in 2019 the team at Yahyn identified a massive potential shift in consumer behavior. Consumers had traditionally purchased everything from a brick and mortar retail stores... More and more industries have been disrupted by digital, even large and unwieldy items such as mattress's!

Yahyn's working thesis was that wine would be disrupted like so many other consumer segments. Recently the largest bank in the wine industry released this chart. The Yahyn platform is building on a ground swell of demand and we couldn't be more excited to share that with you.



Changes in Direct-to-Consumer Sales
(Wholesale not included)
2019
2021

Women is future of wine

22 days ago

Currently the Baby Boomer generation is the largest spender on wine, but the time's are a changin'. As you can see by this article on Wine Industry Advisor, women and younger generations are poised to become the largest consumer segment.

Given this shift to female consumers we wanted to highlight one of our key board members; Pam Hamlin. Pam's background as an executive at one of the largest marketing firms gives Yahyn huge advantage as we focus on attracting this key demographic. Learn more about Pam and the rest of the team here.

Yahyn believes that our biggest advantage is our incredible team that we have assembled. Wildly successful individuals with a wide variety of backgrounds, give Yahyn that killer edge to win! We welcome you to come join our story.

2017 % OF CASES SOLD
2021 % OF CASES SOLD



46%
41%
31%
32%
16%
22%
0.3%
1%
6%
4%
GEN Z
MILLENNIALS
GEN X
BOOMERS
SILENT GENERATION

The shift just got real... $30bn

29 days ago

The team at Yahyn has been pounding the table that consumer trends where going to radically change the wine market. As the current wine consumer age out of consuming wine and the younger generation moves in, they strongly prefer a digital buying experience over an in-person experience. This trend was ignited by COVID-19 and has only increased post pandemic!



2014
2015
2016
2017
2018
2019
2020
Wine Club
Tasting Room
Internet/Web
Phone
Offsite Events
Onsite Events
Virtual Tastings

Here is a recent article about the surge in that trend and where is going in the near future. In regards to Yahyn, this means we are standing in the right place at the right time. Timing is everything they say!

https://www.thespiritsbusiness.com/2022/03/alcohol-e-commerce-to-hit-30bn-by-2030/

Fundamental shift in wine

30 days ago

Our import initiative process has been completed, and approved. We've confirmed three containers to start out of South America made up of some of the hottest unknown wineries in all of South America. Next up is Europe, we've confirmed one container from Spain and the team has begun working with Italy and France. Our ability to condense the three-tier system combined with our on-demanded inventory process will turn Yahyn into THE global marketplace for every worldwide winery that would like to be available DTC in the largest market on the planet. Through our partnership with Tastry and the deployment of their predictive scoring model we can ensure success for any winery wishing to be sold DTC. Foreign wineries will also enjoy a much higher ROI versus the traditional system but the biggest winner will be the American consumer who will now have access to tens of thousands of wines never before available in the country.

END OF UPDATES

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Leonardo L. SE OWNER 36 INVESTMENTS 40 minutes ago

Hi. I invested in your previous campaign. There's only 1 day left in the current campaign and you only raised $6K so far. Also, there are no comments or questions from investors, which is very unusual. Any theories about that?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Page Video

Wine is broken. Hi, my name's Pierre Rogers. I am the founder of Yahyn. Have you ever noticed that? No matter what wine store, you go into, whether it's Portland, Oregon, or Portland, Maine, the selection all looks exactly the same. Or maybe you've noticed that when you go to a restaurant and you look at that wine list, many of the names seem foreign to you. Heaven forbid you leave that restaurant to never find those bottles of wine ever again. If you're really lucky, you've gotten a chance to visit wine country. And as you've driven around, you probably realize you don't know most of the vineyards. You ever wonder why that is.

Well after prohibition, when the federal government gave the right to sell alcohol back to each individual state, you effectively had 50 different sets of rules. This gave rise to what we now call the three-tier system. In order for a vineyard to sell into multiple states, they have to meet the permitting and regulatory hurdles to be able to do that. The three-tier system is where a wine producer sells to a wholesaler. The wholesalers are large and they carry all of the permit and regulatory burden. That wholesaler then moves that wine on to the distributor and ultimately to the retailer where you and I then purchase it. The problem is, is that vineyards then operate on razor thin margins and incredibly difficult to get into that system. And then you and I pay far too much per bottle of wine.

Yahyn completely disrupts that antiquated system by connecting you the consumer directly with the vineyard.

How do we do that? We've created a marketplace platform using a custom API. We integrate into the point of sale and inventory management system of these various wine producers, thereby allowing all of them to come onto the platform. This completely democratizes the access to wine.

For the consumer, we get a far broader selection at oftentimes much lower prices, somewhere between 15 to 30% cheaper per bottle.

Yahyn's mission is to find your perfect bottle of wine for your perfect moment, whether you're celebrating a birthday or just unwinding after a long day Yahyn's goal is to find that bottle of wine for you. And we do this through two distinct methods. Number one, our AI tastry powered service. We call this our Y score, where we match you perfectly with the bottle of wine, that best suits your pallet. Remember the computer doesn't care, whether they've got a big marketing budget or whether the bottle looks pretty, they only care about what it tastes like and what you prefer. The second method is actually our chat system is managed by level two and above sommeliers from around the world. So whether you want to do a deep dive on a particular bottle of wine, or you're just trying to figure out a wine to go with dinner tonight, our sommeliers are there to help you, again, find that perfect bottle for your perfect moment. Never buy a bad bottle of wine again. Again, my name's Pierre Rogers, the founder of Yahyn. I have to say thank you so much for following along on our journey and taking a look at us. I appreciate it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
PURO TRADER, INC.

ARTICLE I

The name of the corporation is Puro Trader, Inc, DBA Yahyn. (the "***Company***").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 1,000,000 with par value of $0.001 per share, the total number of shares of Preferred Stock the Company has the authority to issue is 500,000 with a par value of $0.001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Joshua Leavitt
25 Sundial Ave Suite 406
Manchester, NH 03103

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in ARTICLE VIII and ARTICLE IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, as the incorporator of the Company, have signed this Amended and Restated Certificate of Incorporation on Feb 16, 2020.

DocuSigned by:
Joshua L Leavitt
A2407E465DC34F8...
Joshua Leavitt, Incorporator